United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-182394).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2012

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-16269) (our “2011 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2011 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings(1) to fixed charges for the two years ended December 31, 2010 and December 31, 2011 and for the six months ended June 30, 2012, in accordance with IFRS.

Year ended December 31, 2010	Year ended December 31, 2011	Six months ended June 30, 2012
7.6	6.4	6.1

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30,		At December 31,
	2012		2011
	Unaudited		Audited
Assets
Current assets:
Cash and cash equivalents	Ps.	62,360,981	Ps.	59,123,996
Accounts receivable, net		112,789,977		124,973,353
Derivative financial instruments		489,311		7,777,953
Related parties		447,093		3,413,899
Inventories, net		30,174,551		34,141,317
Other current assets, net		16,381,020		10,846,749

Total current assets		222,642,933		240,277,267

Non-current assets:
Property, plant and equipment, net (Note 4)		484,606,387		466,086,773
Licenses and rights of use, net		40,995,970		38,530,899
Trademarks, net		2,052,350		3,006,854
Goodwill		106,114,588		73,038,433
Investment in associated companies and others		59,657,696		54,218,023
Deferred taxes		33,561,741		33,074,458
Net pension asset		24,716,990		22,327,733
Other non-current assets, net		17,296,742		15,056,421

Total non-current assets		769,002,464		705,339,594

Total assets	Ps.	991,645,397	Ps.	945,616,861

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	23,158,093	Ps.	26,643,315
Accounts payable and accrued liabilities (Note 6)		195,951,818		178,740,455
Taxes payable		16,253,399		28,622,319
Derivative financial instruments		2,881,404		873,398
Related parties		931,888		1,630,265
Deferred revenues		24,462,121		26,248,679

Total current liabilities		263,638,723		262,758,431

Long-term debt (Note 5)		400,944,127		353,975,487
Deferred taxes		22,237,351		16,751,716
Deferred revenues		1,055,589		3,175,796
Employee benefits		12,958,853		13,315,736

Total non-current liabilities		437,195,920		387,218,735

Total liabilities		700,834,643		649,977,166

Equity (Note 9)
Capital stock		96,416,312		96,419,636
Retained earnings:
Prior years		130,752,723		81,198,952
Profit for the period		45,891,291		82,853,529

Total retained earnings		176,644,014		164,052,481
Other comprehensive income items		7,061,881		25,168,067

Equity attributable to equity holders of the parent		280,122,207		285,640,184
Non-controlling interests		10,688,547		9,999,511

Total equity		290,810,754		295,639,695

Total liabilities and equity	Ps.	991,645,397	Ps.	945,616,861

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six months ended June 30,
	2012		2011
Operating revenues:
Services revenues	Ps.	352,596,830	Ps.	288,065,918
Net sales of equipment and accessories		31,639,948		27,868,757

Total net revenues		384,236,778		315,934,675

Operating costs and expenses:
Cost of sales and services		167,987,872		133,064,342
Commercial, administrative and general expenses		81,690,528		58,972,723
Other expenses		1,569,601		1,886,241
Depreciation and amortization		51,853,940		45,098,332

Total operating costs and expenses		303,101,941		239,021,638

Operating income		81,134,837		76,913,037

Interest income		3,147,578		3,066,258
Interest expense		(12,368,102)		(9,571,394)
Exchange gain, net		3,193,618		6,491,251
Valuation of derivatives and other financial items, net		(5,368,465)		(4,302,375)
Equity interest in net income of associated companies		(64,071)		1,298,514

Profit before income tax		69,675,395		73,895,291
Income tax (Note 10)		23,486,573		23,143,913

Net profit for the period	Ps.	46,188,822	Ps.	50,751,378

Net profit for the period attributable to:
Equity holders of the parent	Ps.	45,891,291	Ps.	47,661,868
Non-controlling interests		297,531		3,089,510

	Ps.	46,188,822	Ps.	50,751,378

Other comprehensive loss items
Effect of translation of foreign entities	Ps.	(18,711,715)	Ps.	(4,915,662)
Effect of fair value of derivatives, net of deferred taxes		113,747		(467,084)

Total other comprehensive income for the period		(18,597,968)		(5,382,746)

Total comprehensive income for the period	Ps.	27,590,854	Ps.	45,368,632

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	27,936,516	Ps.	43,280,193
Non-controlling interests		(345,662)		2,088,439

	Ps.	27,590,854	Ps.	45,368,632

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.60	Ps.	0.60

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the six-months period ended June 30, 2012

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2012	Ps.	96,419,636	Ps.	358,440	Ps.	163,694,041	Ps.	164,052,481	Ps.	(242,583)	Ps.	25,410,650	Ps.	285,640,184	Ps.	9,999,511	Ps.	295,639,695
Net profit for the period						45,891,291		45,891,291						45,891,291		297,531		46,188,822
Effect of translation of foreign entities												(18,055,136)		(18,055,136)		(656,579)		(18,711,715)
Effect of fair value of derivatives, net of deferred taxes										100,361				100,361		13,386		113,747

Comprehensive income for the period						45,891,291		45,891,291		100,361		(18,055,136)		27,936,516		(345,662)		27,590,854
Dividends						(15,289,943)		(15,289,943)						(15,289,943)		(80,058)		(15,370,001)
Repurchase of shares		(3,324)				(12,671,894)		(12,671,894)						(12,675,218)				(12,675,218)
Consolidation effect of Net												(151,411)		(151,411)		3,041,699		2,890,288
Acquisition of non-controlling interests						(5,337,921)		(5,337,921)						(5,337,921)		(1,926,943)		(7,264,864)

Balance at June 30, 2012	Ps.	96,416,312	Ps.	358,440	Ps.	176,285,574	Ps.	176,644,014	Ps.	(142,222)	Ps.	7,204,103	Ps.	280,122,207	Ps.	10,688,547	Ps.	290,810,754

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the six-months ended June 30, 2011

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2011	Ps.	96,433,461	Ps.	358,440	Ps.	195,774,252	Ps.	196,132,692	Ps.	34,165	Ps.	15,051,665	Ps.	307,651,983	Ps.	28,385,187	Ps.	336,037,170
Net profit for the period						47,661,868		47,661,868						47,661,868		3,089,510		50,751,378
Effect of translation of foreign entities												(4,102,178)		(4,102,178)		(813,484)		(4,915,662)
Effect of fair value of derivatives, net of deferred taxes										(279,497)				(279,497)		(187,587)		(467,084)

Comprehensive income for the period						47,661,868		47,661,868		(279,497)		(4,102,178)		43,280,193		2,088,439		45,368,632
Dividends						(14,309,640)		(14,309,640)						(14,309,640)		(1,900,948)		(16,210,588)
Repurchase of shares		(7,888)				(29,271,234)		(29,271,234)						(29,279,122)				(29,279,122)
Repurchase by subsidiary of its own shares																(527,071)		(527,071)
Acquisition of non-controlling interests						(359,799)		(359,799)						(359,799)		(304,158)		(663,957)

Balance at June 30, 2011	Ps.	96,425,573	Ps.	358,440	Ps.	199,495,447	Ps.	199,853,887	Ps.	(245,332)	Ps.	10,949,487	Ps.	306,983,615	Ps.	27,741,449	Ps.	334,725,064

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six months period ended June 30,
	2012		2011
Operating Activities:
Profit before income tax	Ps.	69,675,395	Ps.	73,895,291
Items not requiring the use of cash:
Depreciation		45,941,325		39,593,705
Amortization of intangible assets		5,912,615		5,504,627
Equity interest in net income of associated companies		64,071		(1,298,514)
Loss(Gain) on sale of fixed assets		(5,597)		(20,868)
Net period cost of labor obligations		4,377,825		4,218,782
Exchange gain, net		(6,968,762)		(5,207,249)
Interest expense		12,368,102		9,571,394
Employee profit sharing		1,589,359		2,065,858
Other financial costs, net		2,316,337		2,684,851
Working capital adjustments:
Accounts receivable		(1,862,531)		39,401
Prepaid expenses		(5,334,210)		(4,375,043)
Related parties		181,544		(472,090)
Inventories		3,627,993		(2,005,367)
Other assets		(2,954,166)		(5,356,668)
Accounts payable and accrued liabilities		13,690,227		(8,952,864)
Financial instruments		(468,074)		886,980
Deferred revenues		218,396		5,390
Labor obligations		(3,501,906)		(4,241,667)
Employee profit sharing paid		(3,354,552)		(1,493,308)
Income tax paid		(20,694,182)		(30,664,672)

Net cash flow provided by operating activities		114,819,209		74,377,969

Investing activities:
Purchase of property, plant and equipment		(63,620,202)		(43,362,161)
Acquisition of licenses		(253,927)		(869,903)
Proceeds from sale of fixed assets		14,241		30,208
Cash balances of NET acquired on consolidation		4,593,271
Acquisition of investments		(59,684,554)		(88,632)

Net cash flow used in investing activities		(118,951,171)		(44,290,488)

Financing activities:
Loans obtained		57,106,897		23,525,139
Repayment of loans		(25,160,386)		(17,611,268)
Interest paid		(10,914,787)		(10,263,367)
Repurchase of shares		(12,657,073)		(29,556,228)
Dividend paid		(93,725)		(2,174,581)
Derivative financial instruments		5,245,912		15,323
Acquisition of non-controlling interest		(7,264,864)		(1,932,282)

Net cash flow used in financing activities		6,261,974		(37,997,264)

Net decrease in cash and cash equivalents		2,130,012		(7,909,783)

Adjustment to cash flows due to exchange rate fluctuations		1,106,973		(568,901)
Cash and cash equivalents at beginning of period		59,123,996		95,938,465

Cash and cash equivalents at end of period	Ps.	62,360,981	Ps.	87,459,781

Non-cash transactions related to:

	For the six-month periods ended June 30,
	2012		2011
Investing activities
Property, plant and equipment	Ps.	35,934,365	Ps.	29,749,3171

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company or “América Móvil”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout the United States, Latin America and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses will expire between 2012 through 2046. In the next two fiscal years there are no contingent liabilities for license expiration and/or extinction.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Board of Directors on July 2, 2012.

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

Except as explained in the following paragraph, the accompanying unaudited interim condensed consolidated financial statements for all the periods presented, have been prepared in conformity with the International Accounting Standard 34, Interim Financial Reporting (IAS 34), as issued by the IASB, applicable to interim financial statements,

Beginning January 1, 2012, the Company began prospectively recording commission amounts paid to distributors as a commercial, administrative and general expense, rather than as reduction of revenue. The Company is not retrospectively applying this change in commissions classification as is required by the International Accounting Standard No. 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2011.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the currency of presentation of these financial statements.

b) New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011, except for the adoption of certain new IFRS as described below.

IAS 1, Financial Statement Presentation. Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company´s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

The Company is currently evaluating the impact of the adoption of this new standard.

IAS 12, Income Taxes Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment, always be measured on a sale basis of the asset. The amendment became effective for annual periods beginning on or after January 1, 2012. The adoption of this IFRS had no effect on the Company’s financial statements.

IAS 19, Employee Benefits (Amendment)

On June 16, 2011, the IASB published modifications to IAS 19, Employee Benefits, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition of past service costs. The changes also eliminate the deferral of actuarial gains/losses, and require that they be recorded directly within other comprehensive income in each reporting period. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurement of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period.

The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company has defined benefit pension plans for its operations in Puerto Rico, Embratel (Brazil) and Telmex (Mexico), all of which have unrecognized actuarial losses. The Company is still evaluating the impact that the revisions to IAS 19 may have on the consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures. Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company´s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on AMXs financial position or performance.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company´s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12, Consolidation—Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company is currently evaluating the impact of the adoption of this new standard

IFRS 12, Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

The Company is currently evaluating the impact of the adoption of this new standard.

c) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements for the subsidiaries were prepared for the same period as the holding company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

All intercompany balances and transactions have been eliminated in the unaudited interim condensed consolidated financial statements. Non-controlling interests refer to certain subsidiaries in which the Company does not hold 100% of the shares.

The results of operations of the subsidiaries and associates were included in the Company’s unaudited interim condensed consolidated financial statements beginning as of the month following their acquisition.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated Statement of Comprehensive Income and in equity in the Consolidated Statement of Financial Position separately from América Móvil’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries and associated companies are either consolidated or recognized using the equity method, respectively, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of our subsidiaries and associates operate in a hyperinflationary economic environment and their local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”.

•	the statements of cash flows were translated using the weighted average exchange rate for the applicable period.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At June 30, 2012 and 2011, the cumulative translation gain was Ps. 7,204,103 and Ps. 10,949,487, respectively.

d) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectability.

Beginning January 1, 2012, the Company presents commissions paid to distributors as a component of commercial, administrative and general expenses. Previously, such commissions were netted against revenues.

Voice services

•

Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered are recognized as deferred revenues.

•

Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•

Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•

Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•

Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data

•

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided. Revenue is recognized for programming services that include a TV channel package, as well as for pay-per-view.

Other related services

•	Advertising revenues earned through the publication of the telephone directory are recognized over the life of the directory.

•

Sales of mobile phone equipment and computers, which are mostly made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer, the distributors and general public do not have the right to return the products, and the recovery of the amounts is probable.

Points programs

The points programs are recognized as a reduction to revenues, since they effectively represent a decrease in the price of mobile services and equipment.

e) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment is recognized as cost of sales.

f) Cost of services

These costs include the cost of call terminations in the networks of other carriers, the costs to link the fixed and mobile networks, payments for long-distance services, rental costs for the use of infrastructure (links, ports and measured service), as well as message exchanges between carriers. Such costs are recognized at the time the service is received by the fixed or mobile carriers. These costs also include last-mile costs and line installation costs, which are also recognized at the time the services are received.

g) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

h) Allowance for bad debts

The Company periodically recognizes a provision for doubtful accounts based mainly on its past experience, the aging of its accounts receivable, the delays in resolving its disputes with other carriers, and the market segments of its customers (governments, businesses and mass market).

Collection policies and procedures vary depending on the credit history of the customer, the credit granted, and the age of the unpaid calls in other cases.

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date.

Goodwill is reviewed annually to determine its recoverability or more often if circumstances indicate that the net book value of the goodwill might be not fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the net book value, an impairment loss is charged to results of operations.

For the six month periods ended June 30, 2012 and 2011, the Company has not recorded any impairment on its goodwill and or other intangible assets.

k) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the deemed cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding 6 months are capitalized as part of the cost of the asset.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephony plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located. For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment items is removed from the balance sheet at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

For the six-month periods ended June 30, 2012 and 2011, no impairment losses were recognized on property, plant and equipment.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, an impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are used that are based on such strategic plans while applying a constant or decreasing expected growth rate.

The estimations were performed according to the requirements and methodology required by the IAS 36 for each of the Company’s subsidiaries understanding each subsidiary as a cash generating unit (CGU).

The forecasts were performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value. The forecasts are made according to budgets which are approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of elaborating the information regarding the financial forecast, premises and assumptions have been included which any other market participant in similar conditions would consider.

m) Licenses and trademarks

Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are amortized using the straight-line method over a period ranging from 5 to 40 years, which represents the usage period of the assets.

Trademarks are recorded at their value in use at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

The value of the Company’s intangible assets with defined useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the six-month periods ended June 30, 2012 and 2011, no impairment losses were recognized on licenses and trademarks.

3. Business Combinations

a) Net Serviços de Comunicação, S.A. (Net)

Net Serviços de Comunicação, S.A. (NET) is an operator of pay television in Brazil. At December 31, 2010 and 2011, AMX, through its subsidiaries Embratel Participações, S.A (Embrapar) and Embratel, had an equity interest in NET (directly and indirectly) of 84.8% and 87.5%, respectively. The investment in NET was not consolidated by AMX as of December 31, 2010 and 2011 because the Company did not have a controlling interest in the voting common shares at that time.

In September 2011, the Brazilian Congress lifted the 49% cap on foreign ownership of cable operators. Consequently, regulatory approval from Anatel was given to Embrapar to obtain control in NET in February 2012. As a result of this approval, AMX was legally entitled to exercise control over NET and accordingly obtained control on or about February 15, 2012. For convenience purposes, the Company has begun to consolidate NET from January 1, 2012, with the period from January 1, 2012 through February 15, 2012 not being material to the presentation of the unaudited interim consolidated financial statements for the six-month ended June 30, 2012.

The Company exercised its option in March 2012 and now owns a majority of the voting shares of NET. As of March 31, 2012, AMX through its subsidiaries Embrapar and Embratel owned 92.17% of NET’s total equity and 81.3% of its voting shares.

Net Serviços de Comunicação, S.A.

Condensed Consolidated Statements of Financial Position

(Thousand of Mexican pesos)

The following tables show condensed consolidated financial information of NET prior to the application of purchase accounting:

	As of December 31,
	2010		2011
Assets
Current assets	Ps.	15,880,829	Ps.	12,150,510
Non current assets		48,300,106		63,961,551

Total of assets		64,180,935		76,112,061

Liabilities and equity
Current liabilities		9,373,879		12,968,905
Non-current liabilities		26,095,392		25,857,182
Total of liabilities		35,469,271		38,826,087

Total of equity		28,711,664		37,285,974
Total of liabilities and equity	Ps.	64,180,935	Ps.	76,112,061

As a result of AMX obtaining control of NET in February 2012, the Company must recognize the acquisition as a business combination in accordance with IFRS 3 based on the fair value of NET’s assets acquired, liabilities assumed and the non-controlling interest. The purchase price for NET consists of the fair value of the equity method investment previously held, plus the amount of cash required to exercise the option to control NET.

The Company has derecognized its equity method investment in NET and was to recognize the difference between its carrying value and the fair value of the non-controlling interest at the acquisition date in comprehensive income during the quarter ended March 31, 2012. The Company is in the process of computing the fair value amount, but anticipates that the gain on the derecognition of its equity investment to be immaterial to the unaudited interim condensed consolidated financial statements.

The following tables show condensed consolidated financial information of NET, at preliminary estimated fair value as of the date of consolidation:

Current assets	Ps.	10,099,622
Property, plant and equipment		33,097,376
Other Assets		28,808,826

Total assets		72,005,824
Total liabilities		34,035,650
Total equity		37,970,174
Non-controlling interest		2,972,151

Total equity attributable to AMX		34,998,023
Purchase price		54,565,021

Goodwill	Ps.	19,566,998

The Company’s purchase price allocation is preliminary in nature and will be finalized upon completion of independent appraisals of the fair value of the net assets acquired.

b) DLA, Inc. (“DLA”)

On January 6, 2012, América Móvil, entered into an agreement with Claxson Interactive Group, Inc. during the fourth quarter of 2011, and has acquired as of such date 100% of the shares representing the capital stock of DLA, Inc. (“DLA”). The amount paid was Ps. 615,927 (US$ 50 million).

DLA is the leading corporation in the development, integration and delivery of entertainment products made for digital distribution in Latin America.

c) Investment in KPN

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of KoninKlijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and us holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer is subject to Dutch disclosure and procedural requirements, which differ from those of the United States. We purchased shares of KPN prior to commencing and during the offer; and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of our investment in KPN is expected to be approximately € 3,070 million (Ps. 53,255 million).

d) Investment in Telekom Austria

On June 15, 2012, we agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, we acquired 5% of the outstanding shares of Telekom Austria, and upon receipt of certain governmental approvals and other authorizations customary in this type of transaction, we have the right to acquire additional shares representing approximately 16% of the outstanding shares of Telekom Austria. We have not disclosed the price for our interest, but based on recent market prices of Telekom Austria shares the total purchase price of this acquisition would be approximately € 875 million (Ps. 15.0 billion). The acquisition of the additional shares is expected to close during 2012. Telekom Austria is the largest telecommunications company in Austria and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

On September 25, 2012, after receiving the required regulatory approvals and as part of the transaction entered into on June 15, 2012, the Company acquired an additional approximate 16% of the outstanding shares of Telekom Austria. As of September 25, 2012, the Company holds, directly or indirectly, approximately 22.76% of the outstanding shares of Telekom Austria.

e) Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the operations of Simple Mobile Inc. for approximately US$ 118.0 million (Ps. 1,651.7 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

4. Property, plant and equipment

During the six-month period ended June 30, 2012, the Company has been investing in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps 63,620,202.

At June 30, 2012, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM and 3G networks for an amount up to approximately US$ 2,685 million (approximately Ps. 34,376 million). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

5. Debt

The Company’s short- and long-term debt consists of the following:

		At June 30, 2012
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,452,979
	ECA credits (floating rate)	L+0.3%, L+0.35%, L+0.50% and L+0.75%	2018		5,920,326
	Fixed-rate notes	2.375% - 8.57%	2040		168,735,826
	Lines of credit	L+0.325%, L+0.35% and L+0.50% & 6.5% and 9.26%	2019		32,394,177

	Subtotal U.S. dollars				208,503,308

Euros
	ECA credits (fixed rate)	2.00%	2022		156,156
	Fixed rate notes	3.75%, 4.125% and 4.75%	2022		47,601,699
	Lines of credit	Euribor+ 0.60%	2016		21,094,930

	Subtotal Euros				68,852,785

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012		35,000
	Fixed-rate notes	4.10% - 9.00%	2037		41,444,142
	Floating rate notes	Cetes + 0.55% & TIIE+ 0.40% -1.50%	2016		27,600,000

	Subtotal Mexican pesos				69,079,142

Reais
	Lines of credit	4.50%, 8.78% and 9.20% & TJLP+4.5% & CDI+1.04%	2020		3,752,576
	Fixed-rate notes	4.5%	2018		2,421,141
	Floating rate notes	CDI+0.38% and CDI+1.04% & IPCA+0.50%	2021		6,922,854

	Subtotal Brazilian reais				13,096,571

Colombian pesos	Bonds	IPC + 6.8% & 7.59%	2016		4,692,304

	Subtotal Colombian pesos				4,692,304

Other currencies	Bonds	1.23% - 6.41%	2039		44,502,178
	Leases	2.75% - 8.97%	2027		370,986
	Lines of credit	L + 0.33%, TAB+0.40% and 0.50%, Badlar Rate & 10.00%-19.45%	2018		15,004,946

	Subtotal other currencies				59,878,110

	Total debt				424,102,220

	Less: Short-term debt and current portion of long-term debt				23,158,093

	Long-term debt			Ps.	400,944,127

		At December 31, 2011
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,636,312
	ECA credits (floating rate)	L + 0.3%, L + 0.35%, L + 0.50% and L + 0.75%	2018		6,780,181
	Fixed-rate notes	2.375% - 6.375%	2040		167,854,707
	Lines of credit	L + 0.25% L + 0.35% L + 0.325%	2014		14,015,863

	Subtotal U.S. dollars				190,287,063

Euros
	ECA credits (fixed rate)	2.00%	2022		177,004
	Fixed-rate notes	3.75%, 4.125% and 4.75%	2022		49,865,633

	Subtotal Euros				50,042,637

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012		55,000
	Fixed-rate notes	4.10%-10.20%	2037		41,680,565
	Floating-rate notes	Cetes + 0.55% & TIIE + -0.10%-1.50%	2016		32,600,000

	Subtotal Mexican pesos				74,335,565

Reais
	Lines of credit	4.50%, 8.78% y 9.20%, IPCA + 0.5% & TJLP+4.5%	2021		2,707,482

	Subtotal Brazilian reais				2,707,482

Colombian pesos	Bonds	IPC + 6.8% & 7.59%	2016		4,464,945

	Subtotal Colombian pesos				4,464,945

Other currencies	Bonds	1.23% - 6.41%	2039		43,066,551
	Leases	2.75% - 8.97%	2027		527,535
	Lines of credit	L + 0.33%, TAB +0.40% and 0.425%, Badlar Rate & 10.00%- 19.45%	2014		15,187,024

	Subtotal other currencies				58,781,110

	Total debt				380,618,802

	Less: Short-term debt and current portion of long-term debt				26,643,315

	Long-term debt			Ps.	353,975,487

Legend:

Badlar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million Argentinean pesos

CDI = Interbank Deposit Certificate

Cetes = Mexican Treasury Certificates

ECA = Export Credit Agreement

Euribor = European Interbank Offered Rate

IPCA = Brazil’s consumer price index.

IPC = Consumer Price Index

L = LIBOR or London Interbank Offered Rate

TAB =Bankers and Financial Institutions Association Rate

TIIE = Mexican Weighted Interbank Interest Rate

TJLP = Long-term Interest Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2012 and December 31, 2011 was approximately 4.8% and 5.2%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at June 30, 2012 and at December 31, 2011 is as follows:

	At June 30, 2012		At December 31, 2011

Domestic senior notes	Ps.	11,557,782	Ps.	10,300,000
Local bonds		1,926,116		648,424
Lines of credit used		3,062,352		9,568,760
Other loans		89,978		200,710

Total		Ps.16,636,228		Ps.20,717,894

Weighted average interest rate		8.9%		5.1%

An analysis of maturities of the Company’s long-term debt as of June 30, 2012 is as follows:

Year	Amount
2013	Ps.	14,513,898
2014		56,976,883
2015		39,792,612
2016		65,740,856
2017		32,870,894
2018 and thereafter		191,048,984

Total	Ps.	400,944,127

Senior Notes – At June 30, 2012 and December 31, 2011, the Company has senior notes issued in U.S. dollars of US$ 12,348 million (Ps. 168,736 million) and of US$ 11,998 million (Ps. 167,855 million), respectively, maturing from 2014 to 2040. At June 30, 2012 and December 31, 2011, the Company also had senior notes issued in Mexican pesos of Ps. 69,044 and of Ps. 74,281 million, respectively, maturing from 2012 to 2037.

During 2011 America Movil issued seven senior notes as follows: US$ 750 and US$ 2,000 million, $270 million of Swiss Francs, $6,900 and $5,100 million of Japanese Yen, $1,000 million in Euros and $500 million in Pounds. During the first quarter of 2012 America Movil issued senior notes of CNY $1,000 million (Chinese Yuan) (Ps. 2,066 million or US$ 160 million approximately) at a 3.5% rate with maturity in 2015.

Lines of credit granted or guaranteed by export credit agencies—The Company has medium- and long-term financing programs for the purchase of equipment, with certain institutions, to promote exports and provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at June 30, 2012 and December 31, 2011 is approximately Ps. 7,529 million and Ps. 8,593 million, respectively.

Domestic notes

At June 30, 2012 and December 31, 2011, debt under domestic notes aggregates to Ps. 58,595 million and Ps. 56,909 million, respectively. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate), IPCA or CDI.

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps. 20,000 million.

General

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). In certain instruments Telcel is subject to similar ratios and covenants as AMX. Also, Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 a 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

Restrictions (TELMEX):

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2012, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

At June 30, 2012, the Company complied with all the conditions established in our debt agreements.

At June 30, 2012, approximately 70% of America Movil’s total outstanding consolidated debt is guaranteed by Telcel.

Subsequent Events

During July 2012, America Movil issued three new senior notes as follows: US$ 1,250 million with maturity in 2022, US$ 750 million with maturity in 2042 and € 1,000 million with maturity in 2021.

On June 28, 2012, the Company commenced a solicitation (the “Consent Solicitation”) to holders of Telmex’s 5.50% Senior Notes due 2015, with an outstanding aggregate principal amount of US $554,823,000, 8.75% Senior Notes due 2016, with an outstanding principal amount of Ps. 4,500,000,000 and 5.500% Senior Notes due 2019, with an outstanding principal amount of U.S. $377,382,000 (together, the “Telmex Notes”) to consent to amend Telmex’s reporting covenants and other provisions in the indentures governing the Telmex Notes in exchange for AMX giving a guarantee of the Telmex Notes and the giving of a consent fee. If the terms and conditions of the Consent Solicitation are satisfied, the guarantees of the Telmex Notes will be the Company’s unsecured and unsubordinated obligations and will rank equally in right of payment with all of Company’s other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness). The Consent Solicitation expires on July 12, 2012 unless extended or earlier terminated.

6. Accounts Payable

a) An analysis of the caption accounts payable and accrued liabilities is as follows:

	June 30		December 31
	2012		2011
Suppliers	Ps.	99,767,119	Ps.	92,484,803
Sundry creditors		34,711,185		37,982,974
Interest payable		5,523,017		6,242,819
Accrued expenses and other provisions		36,673,146		37,156,996
Guarantee deposits		2,016,348		1,753,530
Dividends payable		17,261,003		3,119,333

Total	Ps.	195,951,818	Ps.	178,740,455

b) An analysis of accrued expenses and other provisions at June 30, 2012 and December 31, 2011 is as follows:

							Applications
	Balance at December 31, 2011		Effect of translation		Increase of the year		Payments		Reversals		Balance at June 30, 2012
Direct employee benefits payable	Ps.	8,194,088	Ps.	(250,363)	Ps.	6,750,352	Ps.	(7,408,438)	Ps.	(141,720)	Ps.	7,143,919
Asset retirement obligations		6,387,229		(330,089)		1,520,230		(244,240)		(5,055)		7,328,075
Contingencies		22,575,679		(1,812,874)		2,689,571		(1,197,014)		(54,210)		22,201,152

	Ps.	37,156,996	Ps.	(2,393,326)	Ps.	10,960,153	Ps.	(8,849,692)	Ps.	(200,985)	Ps.	36,673,146

							Applications
	Balance at December 31, 2010		Effect of translation		Increase of the year		Payments		Reversals		Balance at December 31, 2011
Direct employee benefits payable	Ps.	8,752,153	Ps.	75,425	Ps.	10,195,237	Ps.	(10,764,332)	Ps.	(64,395)	Ps.	8,194,088
Asset retirement obligations		4,681,409		79,891		1,661,841		(29,960)		(5,952)		6,387,229
Contingencies		18,100,789		266,616		5,034,512		(819,307)		(6,931)		22,575,679

	Ps.	31,534,351	Ps.	421,932	Ps.	16,891,590	Ps.	(11,613,599)	Ps.	(77,278)	Ps.	37,156,996

7. Related Parties

For the six-month periods ended June 30, 2012 and 2011, the Company conducted the following transactions with related parties:

	For the six-months ended June 30,
	2012		2011
Revenues:
Long-distance services and other telecommunications services	Ps.	159,641	Ps.	256,445
Sale of materials and other services		224,227		207,627
International interconnection services		230,551		218,627
Other		2,587		4,295

Total	Ps.	617,006	Ps.	686,994

Expenses:
Construction services, purchases of materials, inventories and fixed assets	Ps.	2,406,036	Ps.	2,011,124
Insurance premiums, fees paid for administrative and Operating services, brokerage services and others		930,100		868,919
Other		542,655		1,224,018

Total	Ps.	4,012,383	Ps.	4,104,061

8. Contingencies

Included in the Company’s annual financial statements is a disclosure of material contingencies as of December 31, 2011. Significant updates to that disclosure as of June 30, 2012 are as follows:

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our 2011 Form 20-F. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

9. Equity

a) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common series “AA” shares; (ii) 776,818,130 are common series “A” shares; and (iii) 71,288,273,406 are series “L” shares. All such shares have been fully subscribed and paid.

b) At June 30, 2012 and December 31, 2011 the Company´s capital stock is represented by 76,194,075,000 (23,424,632,660 series “AA” shares, 730,383,238 series “A” shares and 52,039,059,102 registered “L” shares) and 76,992,000,000 (23,424,632,660 series “AA” shares, 756,967,714 series “A” shares and 52,810,399,626 registered “L” shares) respectively.

c) At June 30, 2012 and December 31, 2011 the company´s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 19,295,649,196 shares (19,290,156,810 series “L” shares and 5,492,386 series “A” shares) and 18,497,724,196 shares (18,495,699,196 series “L” shares and 2,025,000 series “A” shares) respectively.

d) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, Series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common Series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of Company shares outstanding.

Dividends

g) On April 25, 2012, the Company’s shareholders approved payment of a cash dividend of $0.20 pesos per share for each Series “AA”,” A” and “L” shares, to be paid in two installments of $0.10 pesos per share, respectively.

Increase the amount of funds available for the acquisition of the Company’s own shares by Ps. 30 billion in the terms set forth in Article 56 of the Securities Trading Act.

The aforementioned dividends were paid from the Net taxed profits account (CUFIN).

h) In accordance with Article 20 of the Mexican Corporations Act, at least 5% of the net profit of each year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of the value of capital stock.

10. Income Tax, Asset Tax and Flat-Rate Business Tax

An analysis of income tax charged to results of operations for the six-months ended June 30, 2012 and 2011 is as follows:

	2012		2011
Current year income tax	Ps.	21,975,286	Ps.	23,228,972
Deferred income tax		1,511,287		(85,059)

Total	Ps.	23,486,573	Ps.	23,143,913

The Company’s effective tax rate was 33.7% for the six months ended June 30, 2012 compared to 31.3% for the six months ended June 30, 2011. The primary reason for the decrease in the effective tax rate in 2012 was attributable primarily to the reflecting lower financial exchange rate gain.

11. Components of other comprehensive income (loss)

An analysis of the components of the other comprehensive loss as of June 30, 2012 and 2011 is as follows:

	2012		2011
Valuation of the derivative financial instruments, net of deferred tax	Ps.	100,361	Ps.	(279,497)
Translation effect of foreign subsidiaries		(18,055,136)		(4,102,178)
Non-controlling interest of the items above		(643,193)		(1,001,071)

Other comprehensive loss	Ps.	(18,597,968)	Ps.	(5,382,746)

12. Other Financial Assets and Liabilities

Fair value hierarchy

At June 30, 2012 and December 31, 2011, América Móvil had the following financial instruments either measured or disclosed at fair value.

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

For the six-month period ended June 30, 2012 and the year ended December 31, 2011, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

	Measuring fair value at June 30, 2012
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	1,966,126		Ps.	1,966,126
Pension plan assets	Ps.	218,173,430					218,173,430

Total	Ps.	218,173,430	Ps.	1,966,126		Ps.	220,139,556

Liabilities
Debt	Ps.	119,456,216	Ps.	336,388,897		Ps.	455,845,113
Derivatives				1,685,143			1,685,143

Total	Ps.	119,456,216	Ps.	338,074,040		Ps.	457,530,256

	Measuring fair value at December 31, 2011
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	7,777,953		Ps.	7,777,953
Pension plan assets	Ps.	215,657,633					215,657,633

Total	Ps.	215,657,633	Ps.	7,777,953		Ps.	223,435,586

Liabilities
Debt	Ps.	390,859,513	Ps.	22,879,282		Ps.	413,738,795
Derivatives				873,398			873,398

Total	Ps.	390,859,513	Ps.	23,752,680		Ps.	414,612,193

13. Segment

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama.

The Company management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil and Telmex as two segments. All significant operating segments that represent more than 10% of consolidated revenues, more than 10% of net profit and more than 10% of consolidated assets, are presented separately.

	Mexico (1)		Telmex		Brazil		Southern Cone (2)		Colombia		Andean (3)		Central- America (4)		U.S.A. (5)		Caribbean (6)		Eliminations		Total consolidated
At June 30, 2011:
Operating revenues	Ps.	78,085,284	Ps.	54,991,358	Ps.	81,947,270	Ps.	23,402,808	Ps.	26,652,437	Ps.	15,561,067	Ps.	8,815,935	Ps.	21,222,553	Ps.	12,546,816	Ps.	(7,290,853)	Ps.	315,934,675
Operating income		38,647,299		12,926,650		5,483,213		4,522,732		8,456,611		5,115,879		75,635		537,448		1,375,367		(227,797)		76,913,037
Depreciation and amortization		4,296,778		8,465,688		17,926,091		2,892,836		4,149,907		1,812,929		3,022,270		170,778		2,361,055				45,098,332
Assets by segment		1,259,817,101		157,036,053		317,492,441		79,587,640		87,480,460		60,182,898		44,978,723		15,246,651		63,824,544		(1,189,979,291)		895,667,220
Plant, property and equipment, net		42,092,174		96,196,562		128,097,353		35,672,341		35,507,245		18,785,430		28,138,957		680,348		27,934,773				413,105,183
At June 30, 2012
Operating revenues		88,398,257		53,043,227		109,064,100		30,427,332		35,972,926		20,548,365		11,322,446		28,782,313		14,024,369		(7,346,557)		384,236,778
Operating income		40,355,692		9,858,089		6,986,748		4,831,345		11,847,752		6,445,040		(1,973,956)		1,417,235		1,144,299		222,593		81,134,837
Depreciation and amortization		4,176,843		8,363,694		20,611,253		3,341,452		5,109,334		2,274,182		4,942,540		203,504		2,831,138				51,853,940
Assets by segment		773,671,418		158,548,492		305,629,070		102,421,511		101,022,611		64,530,268		53,029,950		20,352,279		65,923,512		(653,483,714)		991,645,397
Plant, property and equipment, net		41,619,338		98,086,913		160,248,431		51,079,729		43,029,464		24,003,211		36,465,574		787,697		29,286,030				484,606,387

(1) Mexico includes Telcel and corporate operations and assets

(2) Southern Cone includes Argentina, Chile, Paraguay and Uruguay

(3) Andean includes Ecuador and Peru.

(4) Central America includes Guatemala, El Salvador, Honduras, Nicaragua and Panama.

(5) Excludes Puerto Rico

(6) Caribbean includes the Dominican Republic, Puerto Rico and Jamaic

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer